UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

(Report No. 2)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On July 27, 2025, Jin Xuan (Hainan) Holding Co., Ltd. (“JX Hainan”), a wholly-owned subsidiary of JX Luxventure Group Inc. (the “Company”), entered into a 2025 Strategic Cooperation Framework Agreement (the “Agreement”) with Qingxiang (Hainan) Cross-Border E-Commerce Co., Ltd. (“HCBEC”). Pursuant to the Agreement, HCBEC will commit to purchasing of not less than $15,000,000 in cross-border products supplied by JX Hainan, encompassing duty-free skincare, health supplements, and lifestyle goods. An English translation of the Agreement is filed herewith as Exhibit 10.1.

On July 29, 2025, the Company issued a press release with respect to the Agreement, which is furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2025	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	2025 Strategic Cooperation Framework Agreement
99.1	Press Release

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